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SECURI 04016399 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 18396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bacher & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 B Cay Harabor
(No. and Street)

Key Largo	Florida	33037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fred Bacher (305) 367-4400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

75 Eisenhower Parkway	Roseland	NJ	07068-1967
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Bacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bacher & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

PETRINE M. WINKLE
MY COMMISSION # DD 046426
EXPIRES: July 31, 2005
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bacher & Co., Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2003

BACHER & CO., INC.

Index

J.H. COHN LLP

Report of Independent Public Accountants

To the Stockholder
Bacher & Co., Inc.

We have audited the accompanying statement of financial condition of Bacher & Co., Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacher & Co., Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 19, 2004

BACHER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 5,871
Securities owned	653,958
Accrued income	36,843
Equipment and furnishings, net of accumulated depreciation of $13,199	35,355
Total	$732,027

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	660,110
Retained earnings	70,917
Total stockholder's equity	732,027
Total	$732,027

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions	$281,351
Net dealer inventory and investment gains	201,068
Interest and dividends	10,355
Total	492,774
Expenses:	
Communications	14,349
Promotional costs	51,717
Occupancy	19,922
Depreciation	7,396
Regulatory	2,550
Insurance	5,754
Other operating expenses	7,812
Total	109,500
Net income	$383,274

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2003	1,000	$1,000	$660,110	$(126,495)	$534,615
Stockholder's distributions				(185,862)	(185,862)
Net income				383,274	383,274
Balance, December 31, 2003	1,000	$1,000	$660,110	$ 70,917	$732,027

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net income	$ 383,274
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,396
Unrealized appreciation on securities owned	(201,053)
Changes in operating assets and liabilities:	
Securities owned	(8,246)
Accrued income	3,803
Net cash provided by operating activities	185,174
Investing activities - capital expenditures	(5,775)
Financing activities - stockholder's distributions	(185,862)
Net decrease in cash	(6,463)
Cash, beginning of year	12,334
Cash, end of year	$ 5,871

See Notes to Financial Statements.

BACHER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Bacher & Co., Inc. was incorporated on December 11, 2000 and was capitalized and began operations on January 1, 2001 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and as a member of the National Association of Securities Dealers, Inc.

The Company has a cancelable agreement with Bear, Stearns Securities Corp. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Substantially all of the Company's commission income is derived from purchases and sales of securities on behalf of related parties.

Note 2 - Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission income and expenses are recorded on a settlement date basis and adjusted to a trade date basis when there is a material difference between the settlement date and trade date basis.

Investment securities are valued at market and unrealized gains and losses are recorded in earnings currently. At December 31, 2003, investments consisted solely of equity securities.

Equipment and furnishings:

Equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for both Federal and state income tax purposes. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes.

Note 3 - Equipment and furnishings:

Equipment and furnishings consist of the following:

	Range of Estimated Useful Lives	Amount
Furnishings and fixtures	7 years	$30,786
Computer equipment	5 years	17,768
		48,554
Less accumulated depreciation		13,199
Total		$35,355

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $583,777, which was $483,477 in excess of its required net capital of $100,000. The Company's net capital ratio was 0 to 1.

Note 5 - Financial instruments with off-balance-sheet risk:

The Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

BACHER & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Net capital:		
Total stockholder's equity		$732,027
Deduct nonallowable assets - equipment and furnishings, net		35,355
Net capital before haircuts on securities positions		696,672
Haircuts on securities positions:		
Other securities	$98,094	
Undue concentration	15,101	113,195
Net capital		$583,477
Aggregate indebtedness		$ -
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)		$100,000
Excess of net capital over $100,000 minimum net capital		$483,477
Ratio of aggregate indebtedness to net capital		0 to 1

There were no material reconciling items at December 31, 2003.

See Report of Independent Public Accountants.

J.H. COHN LLP

Report of Independent Public Accountants on Internal Control

To the Stockholder
Bacher & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Bacher & Co., Inc. (the "Company") as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by an employee in the normal course of performing his functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Company, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 19, 2004